April 11, 2006

Mr. Jim B. Rosenberg
United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Stellar Pharmaceuticals Inc.
Form 10-KSB for fiscal year ended December 31, 2004
File No. 000-31198

In response to our phone conversation held yesterday, April 10th, below is our comment in regards to your request for revised information to be submitted for the 2004 10-KSB

Issue 12. - Certain Relationships and Related Transactions, page 36

The Company respectfully request that the SEC withdraw their request for disclosure of the aggregate up-front and milestone payments set forth in the SJ Pharmaceuticals agreements, as the Company believes that disclosure of this information would materially affect its competitive edge in the market.

As discussed, SJ Pharmaceuticals (now referred to as “Leitner”) recently terminated these agreements with the Company, an announcement which generated very little change in the market share. The Company is presently in talks with other company’s that have a desire to market these products in the United States, disclosure of these prior agreements could materially affect the Company’s negotiating powers on such deals

Item 13. Exhibits and Reports on Form 8-K, page 36

As a result of separate events requiring the person at the Company primarily responsible for the preparation of the filing of the Form 10-KSB and the Company’s United States securities law counsel to seek medical attention, the requested action in respects of the Company’s exhibits was unable to be taken prior to the due date for such filing. The Company will take all such action required no later than the due date for filing of its Form 10-QSB for the first quarter ended March 31, 2006.

The Company hereby acknowledges that;

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Chief Financial Officer
Stellar Pharmaceuticals Inc.